UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934
Amendment No. 5

DEALERTRACK TECHNOLOGIES, INC.

(Name of Subject Company)

DEALERTRACK TECHNOLOGIES, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

242309102

(CUSIP Number of Class of Securities)

Gary N. Papilsky, Esq.

General Counsel
Dealertrack Technologies, Inc.

1111 Marcus Ave., Suite M04

Lake Success, NY 11042

(516) 734-3600

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Paul S. Scrivano, Esq.

O’Melveny & Myers LLP
Times Square Tower

7 Times Square

New York, New York 10036

(212) 326-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Dealertrack Technologies, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on June 26, 2015 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Runway Acquisition Co. (“Acquisition Sub”), a subsidiary of Cox Automotive, Inc. (“Parent”), to purchase all of the Company’s outstanding common stock, par value of $0.01 per share (the “Shares”) for $63.25 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Acquisition Sub dated June 26, 2015, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 5. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information

The subsection “Regulatory Approvals—U.S. Antitrust Laws” of Item 8 of this Schedule 14D-9 is hereby amended and supplemented by inserting the following at the end thereof:

“On August 18, 2015, the Company and DealerSocket Inc. (“DealerSocket”) entered into an Asset Purchase Agreement (the “APA”) pursuant to which DealerSocket agreed to acquire Inventory+, the Company’s suite of inventory management solutions, including its AAX product in the U.S. and Canada, as well as its eCarlist websites for $55 million in cash. DealerSocket’s acquisition of Inventory+ is contingent upon approval by the DOJ, in connection with the DOJ’s Second Request under the HSR Act with respect to the Offer. On August 18, 2015, Parent and Acquisition Sub consented to the Company’s entry into the APA and the other documents and agreements contemplated thereby.”

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

(a)(1)(I)	Joint Press Release issued by DealerSocket Inc. and Dealertrack Technologies, Inc., dated August 20, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 20, 2015

DEALERTRACK TECHNOLOGIES, INC.
By:	/s/ Eric D. Jacobs
	Name:	Eric D. Jacobs
	Title:	Executive Vice President, Chief
Financial and Administrative Officer